Exhibit 99.3

Restricted Stock Award Agreement

RESTRICTED STOCK AWARD AGREEMENT
FOR THE peoples FINANCIAL SERVICES CORP.
2023 Equity INCENTIVE PLAN

This Award Agreement is provided to                     (the “Participant”) by Peoples Financial Services Corp. (the “Company”) as of                       (the “Date of Grant”), the date the Committee awarded the Participant a Restricted Stock Award pursuant to the Peoples Financial Services Corp. 2023 Equity Incentive Plan (the “Plan”), Section 8 of the Plan, and subject to the other applicable terms and conditions of the Plan and this Award Agreement:

1.	Number of Shares Subject to Your Restricted Stock Award:	shares of Common Stock (“Shares”), subject to adjustment as may be necessary pursuant to Section 3(c) of the Plan.

2.	Date of Grant:

Unless sooner vested in accordance with Section 3 or Section 4 of the Terms and Conditions or otherwise in the discretion of the Committee, the restrictions imposed under Section 2 of the Terms and Conditions will expire on the following dates and the Award will be vested, provided that the Participant is still employed by or in service with the Company or any of its Subsidiaries:

Number of Shares Vesting	Vesting Date

IN WITNESS WHEREOF, Peoples Financial Services Corp., acting by and through the Committee, has caused this Award Agreement to be executed as of the Date of Grant set forth above.

PEOPLES FINANCIAL SERVICES CORP.

By:
On behalf of the Committee

Accepted by Participant:

Date

TERMS AND CONDITIONS

1.            Grant of Restricted Stock. The Date of Grant and number of shares underlying your Restricted Stock Award are stated on page 1 of this Award Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Plan.

2.            Restrictions. The unvested portion of your Award is subject to the following restrictions until they expire or terminate.

(a)            Restricted Stock may not be sold, transferred, exchanged, assigned, pledged, hypothecated or otherwise encumbered.

(b)            If your employment or service with the Company or any Subsidiary terminates for any reason other than as set forth in paragraphs (a), (b), (c), and (d) of Section 4 hereof, then you will forfeit all of your rights, title and interest in and to the portion of your Award that is unvested as of the date of termination, and the unvested Restricted Stock shall automatically revert to the Company under the terms of the Plan.

(c)            Your Award is subject to the vesting schedule set forth on page 1 of this Award Agreement.

3.            Expiration and Termination of Restrictions. The restrictions imposed under Section 2 will expire on the earliest to occur of the following (the period prior to such expiration being referred to herein as the “Restricted Period”):

(a)            On the applicable Vesting Dates with respect to the corresponding number of Shares as set forth on page 1, provided you (i) are still employed by or in service of Company or a Subsidiary of the Company, or (ii) have terminated your employment by reason of retirement (as described in paragraph (a) of Section 4) or Disability (as described in paragraph (b) of Section 4) following the Date of Grant; or

(b)            Upon termination of your employment by reason of death, or [for Good Reason or] termination by the Company without Cause within one year following a Change in Control, as described in paragraph (d) of Section 4 hereto.

4.            Termination of Employment.

(a)            Retirement. Upon termination of your employment by reason of retirement, your Award will be fully vested. Retirement shall mean the termination of employment at age sixty-five (65) or later.

(b)            Disability. Upon termination of your employment by reason of Disability, your Award will be fully vested.

(c)            Death. Upon termination of your employment by reason of death, a pro rata portion of your unvested Award will become vested. Such portion (rounded down to the nearest whole Share) will be determined by multiplying the number of unvested Shares then underlying your Award by a fraction, (i) the numerator of which shall be the number of full months that have elapsed between the last Vesting Date (or if no Vesting Date has occurred, the Date of Grant) and your death, and (ii) the denominator of which shall be the number of full months spanning from the last Vesting Date (or if no Vesting Date has occurred, the Date of Grant) through the final Vesting Date set forth on Page 1 of this Award Agreement.

Restricted Stock Award Agreement

(d)            Change in Control. Upon termination of your employment [for Good Reason or] without Cause[, as such terms are defined in the employment agreement, consulting agreement or other similar agreement that you entered into with the Company] within one year following a Change in Control, a pro rata portion of your Award will become vested. Such portion (rounded down to the nearest whole Share) will be determined by multiplying the number of unvested Shares then underlying your Award by a fraction, (i) the numerator of which shall be the number of full months that have elapsed between the last Vesting Date (or if no Vesting Date has occurred, the Date of Grant), and your termination, and the denominator of which shall be the number of full months spanning from the last Vesting Date (or if no Vesting Date has occurred, the Date of Grant) through the final Vesting Date set forth on Page 1 of this Award Agreement.

(e)            All Other Terminations. Upon termination of your employment for any reason not described in paragraphs (a), (b), (c), and (d) of Section 4 herein, you will forfeit the unvested portion of your Award in accordance with the terms and conditions set forth in paragraph (b) of Section 2 above.

5.            Dividends. Any dividends payable in respect of unvested Restricted Stock shall be withheld for your account. Once the Restricted Period expires, the withheld dividends will be distributed, without interest, in accordance with your instructions.

6.            Voting Rights. As beneficial owner of the Restricted Stock, you have full voting rights with respect to the Restricted Stock during and after the Restricted Period. If you forfeit your rights under this Award Agreement in accordance with Section 2, you will no longer have any rights as a shareholder with respect to the Restricted Stock.

7.            No Right of Continued Employment or Service. Nothing in this Award Agreement will interfere with or limit in any way the right of the Company or any Subsidiary to terminate your employment or service at any time, nor confer upon you any right to continue in the employ or service of the Company or any Subsidiary.

8.            Payment of Taxes. No later than the date as of which an amount first becomes includible in your gross income for income tax purposes, you will pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state or local taxes of any kind required by law to be withheld with respect to such amount. The required withholding obligations may be settled with Shares, including Shares that are part of the Award that gives rise to the withholding requirement.

9.            Section 280G. If any payment or benefit due under this Award Agreement, together with all other payments and benefits that you receive or are entitled to receive from the Company or any of its related entities, would (if paid or provided) constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), the amounts otherwise payable under this Award Agreement will be limited to the minimum extent necessary to ensure that no portion thereof will fail to be tax-deductible to the Company (or a related entity) by reason of Section 280G of the Code or result in an excise tax payable pursuant to Section 4999 of the Code. The determination of whether any payment or benefit would (if paid or provided) constitute an “excess parachute payment” will be made by the Committee.

Restricted Stock Award Agreement

10.            Plan Controls. The terms contained in the Plan are incorporated into and made a part of this Award Agreement and this Award Agreement shall be governed by and construed in accordance with the Plan. In the event of any conflict between the provisions of the Plan and the provisions of this Agreement, the provisions of the Plan will control.

11.            Severability. If any one or more of the provisions contained in this Agreement is deemed to be invalid, illegal or unenforceable, the other provisions of this Agreement will be construed and enforced as if the invalid, illegal or unenforceable provision had never been included in this Agreement.

12.            Successors. This Award Agreement shall be binding upon any successor of the Company, in accordance with the terms of this Award Agreement and the Plan.

13.            Clawback. This Award shall be subject to recoupment by the Company pursuant to the Company’s recoupment policy as in effect from time to time.